Exhibit 99.2

AIX Inc.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: AIFU)

Form of Proxy for Extraordinary General Meeting

to be held on April 17, 2025

(or any adjourned or postponed meeting thereof)

Introduction

This form of proxy is furnished in connection with the solicitation by the Board of Directors of AIX Inc., a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares of the Company, par value US$0.001 per share, including class A Ordinary Shares and class B Ordinary Shares (together, the “Ordinary Shares”), to be exercised at the extraordinary general meeting of the Company (the “Meeting”) to be held at 27/F, Pearl River Tower, No. 15 West Zhujiang Road, Guangzhou, Guangdong 510623, People’s Republic of China on April 17, 2025 at 9 a.m. (Beijing time), and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying notice of extraordinary general meeting (the “Meeting Notice”).

Only the holders of record of the Ordinary Shares at the close of business on March 21, 2025 (New York Time) are entitled to notice of and to vote at the Meeting. Each holder of class A Ordinary Shares shall, on a poll, be entitled to one vote for each class A Ordinary Share he or she holds, and each holder of Class B Ordinary Shares shall, on a poll, be entitled to one hundred (100) votes for each class B Ordinary Share he or she holds, in each case on any and all matters subject to vote at the Meeting. The quorum of the Meeting consists of one or more shareholder(s) present in person or by proxy or by duly authorized corporate representative where such shareholder is a corporation, holding or representing not less than an aggregate of one-third of all voting share capital of the Company in issue entitled to vote at the Meeting. This form of proxy and the accompanying Meeting Notice are available for download on the Company’s investor relations website at https://ir.aifugroup.com/events-and-presentations/annual-general-meeting

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the Meeting as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his or her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this form of proxy. Where the Chairperson of the Meeting acts as proxy and is entitled to exercise his or her discretion, he or she is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the Meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the Meeting. However, if any other matter properly comes before the Meeting, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing a duly signed revocation with the Company at its principal executive offices at 27/F, Pearl River Tower, No. 15 West Zhujiang Road, Guangzhou, Guangdong 510623, People’s Republic of China, which must be received by the Company no later than 48 hours before the time appointed for the Meeting, or (ii) by voting in person at the Meeting.

To be valid, this form of proxy must be completed, signed and returned to the Company’s office to the attention of Investor Relations at 27/F, Pearl River Tower, No. 15 West Zhujiang Road, Guangzhou, Guangdong 510623, People’s Republic of China or by sending a copy to ir@aifugroup.com as soon as possible so that it is received by the Company no later than 48 hours before the time appointed for the Meeting.

AIX Inc.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: AIFU)

Form of Proxy for Extraordinary General Meeting

to be held on April 17, 2025

(or any adjourned or postponed meeting thereof)

I/We _________________________________________________________________________

Please Print Name(s)

of ___________________________________________________________________________

Please Print Address(es)

being the registered holder(s) of _____________________ ordinary shares1, par value US$0.001 per share, of AIX Inc. (the “Company”), hereby appoint the Chairperson of the Extraordinary General Meeting (the “Chairperson”)2 or _____________________________________ of ___________________________________________________________________________

as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (or at any adjourned or postponed meeting thereof), and in the event of a poll voting, to vote for me/us as indicated below or on any resolution or motion which is proposed thereat, or if no such indication is given, as my/our proxy thinks fit 3.

	PROPOSALS	FOR[3]	AGAINST [3]	ABSTAIN [3]
1.	As an ordinary resolution THAT immediately after the termination of the deposit agreement dated November 16, 2022, by and among the Company, JPMorgan Chase Bank, N.A. and owners and holders of the Company’s American depositary shares and the termination of the Company’s American depositary receipt facility, and prior to the listing of the Company’s class A ordinary shares on the Nasdaq Stock Market LLC, or on such date as any director or officer of the Company deems advisable and may determine in his or her absolute discretion, each 400 (four hundred) ordinary shares of a par value of US$0.001 each be consolidated into 1 (one) ordinary share of a par value of US$0.4 each (the “Share Consolidation”), such that following the Share Consolidation, the authorized share capital of the Company will change FROM US$10,000,000 divided into 10,000,000,000 ordinary shares comprising of (i) 8,000,000,000 class A ordinary shares of a nominal or par value of US$0.001 each, and (ii) 2,000,000,000 class B ordinary shares of a nominal or par value of US$0.001 each TO US$10,000,000 divided into 25,000,000 ordinary shares comprising of (i) 20,000,000 class A ordinary shares of a nominal or par value of US$0.4 each and (ii) 5,000,000 class B ordinary shares of a nominal or par value of US$0.4 each, and no fractional shares be issued in connection with the Share Consolidation and all fractional shares resulting from the Share Consolidation be rounded up to the nearest whole number of shares.
2.	As an ordinary resolution THAT immediately following the Share Consolidation, the authorized share capital of the Company be increased from US$10,000,000 divided into 25,000,000 ordinary shares comprising of (i) 20,000,000 class A ordinary shares of a nominal or par value of US$0.4 each and (ii) 5,000,000 class B ordinary shares of a nominal or par value of US$0.4 each to US$4,000,000,000 divided into 10,000,000,000 ordinary shares comprising of (i) 8,000,000,000 class A ordinary shares of a nominal or par value of US$0.4 each, and (ii) 2,000,000,000 class B ordinary shares of a nominal or par value of US$0.4 each, by the creation of (a) 7,980,000,000 class A ordinary shares and (b) 1,995,000,000 class B ordinary shares (the “Share Capital Increase”).
3.	As a special resolution THAT the Company’s English name be changed from “AIX Inc.” to “AIFU Inc.”, effective on the date of this special resolution

4.	As a special resolution THAT the memorandum and articles of association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association in the form annexed as Exhibit A to the notice of the EGM to (i) amend the number of votes required for passing the resolution of the Board of Directors of the Company from “a majority of no less than two-thirds of the votes of Directors” to “a simple majority of the votes of the Directors” and (ii) reflect the Share Consolidation, Share Capital Increase and Name Change.
5.	As an ordinary resolution THAT each of the directors of the Company be and is hereby authorized to take any and all action that might be necessary to effect the foregoing resolutions as such director, in his or her absolute discretion, thinks fit.

Dated March 24, 2025	Signature(s)[4]

Notes:

[1]	Please insert the number and class of shares registered in your name(s) to which this proxy relates. If no number nor class is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]	If any proxy other than the Chairperson is preferred, strike out the words “THE Chairperson OF THE EXTRAORDINARY GENERAL MEETING OR” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

[3]	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “ABSTAIN”. The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the Meeting as indicated or, if no instruction is given, the proxy will vote the shares in his or her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the Chairperson acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the Meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Your proxy will also be entitled to vote or abstain at his or her discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.

[4]	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.

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